Filed by Aon Corporation

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Hewitt Associates, Inc.

Commission File No.: 001-31351

This document was distributed to Aon Consulting colleagues beginning on July 12, 2010.

Key Messages

What are we announcing today?

•                  We are pleased to announce today that Hewitt Associates (“Hewitt”) has reached an agreement to join with Aon Corporation (“Aon”), creating the world’s foremost authority in risk and human capital.

•                  With the addition of Hewitt, Aon will be a $10.7B business with 59,000 colleagues working in 120 countries.

•                  The combined human capital segment created upon the closing of the transaction will be a $4.3B business making Aon the leading provider of HR solutions, advice and outsourcing globally. The division will have more than 29,000 colleagues with capability in 120 countries providing HR advice, solutions and outsourcing.  The division will represent 41% of Aon’s total revenues.

•                  Aon’s risk business is already the global leader in insurance and reinsurance brokerage and solutions, representing $6.3B in revenues and 59% of Aon’s pro forma revenues, taking into account the merger.

•                  We are convinced this merger is both strategically and economically attractive and in the best interest of clients, colleagues and stockholders of both Aon and Hewitt.

•                  The merger still requires regulatory and stockholder approvals and therefore is not expected to close until the fall of 2010.

•                  Following the close of this transaction, Aon will combine Hewitt with the Aon Consulting business unit and will operate the business globally under the newly created Aon Hewitt name.

•                  Russ Fradin, Chairman and CEO of Hewitt, will serve as Chairman and CEO of Aon Hewitt following the closing of the transaction.

•                  This is a historic moment in our firm’s history.  Coming together with Hewitt represents our firm’s largest merger and a proud moment for all of us.

•                  We know that you will have many questions and we are committed to answering them thoroughly. Unfortunately, we know that we will not be able to answer many of your questions until after the combination is official and we are allowed to make decisions about the operation of the new business. We ask for your patience, but confirm that we will act quickly, inclusively and with a spirit of meritocracy and teamwork.

Aon Corporation

Proprietary & Confidential

Who is Hewitt?

•                  Hewitt is one of the world’s leading HR consulting and outsourcing companies and is headquartered in Lincolnshire, Illinois.  Hewitt is considered by many to be the leading and most prestigious brand in HR advice, solutions and outsourcing.

•                  Hewitt helps more than 3,000 clients globally to solve their most complex benefits, talent, and related financial challenges through three primary business lines:

1.               Consulting Services— Offers a full suite of human resource-related consulting services including actuarial, retirement, health care, investment, compensation, corporate transactions, talent and performance, HR effectiveness

2.               Benefits Outsourcing — Provides defined benefit, defined contribution, and health and welfare administration services

3.               Human Resource Business Process Outsourcing — Manages employee data and administers benefits, payroll, and other HR processes, as well as many talent and workforce management solutions

•                  By the numbers:

•                  Net revenue: $3.0 billion

•                  23,000 employees in 35 countries with over 3,000 clients

•                  300+ benefits outsourcing clients; 26+ significant multi-service clients within HR BPO; 3,000+ consulting clients

•                  Serves nearly two-thirds of the Fortune 500

•                  95% of its largest clients have worked with Hewitt for at least five years

Why is Hewitt joining Aon?

•                  Aon’s vision is to create the preeminent global professional services firm focused on risk and human capital advice and solutions. Hewitt will play a major role in achieving this vision.

•                  Hewitt will be a catalyst to Aon becoming a global leader in human capital solutions and advice:

•                  Together, we will create the leading global brand in human capital

•                  The combination creates a more balanced business, with a 60/40 split across risk and human capital

•                  The human capital segment will offer a complementary product portfolio across consulting, benefits outsourcing and HR BPO

•                  The combined firm will have a diversified and complementary client portfolio covering both large corporate and mid-market clients

•                  The combined firm believes our clients will value our expanded ability to provide additional products and services to meet the full spectrum of risk and human capital needs

•                  The combined firm will have an impressive collective global footprint which we will use to fuel growth

•                  The combined firm will have the strongest team of professionals in the human capital industry —able to provide the full spectrum of support for our clients for their most complex human capital challenges

•                  The combined firm will continue to improve the efficiency of our support functions and leverage the best approaches across the entire organization

•                  The combined firm will continue to have the financial resources to fund innovation and future growth

•                  The combined firm shares similar goals and values around client focus, people, innovation, excellence, teamwork and integrity that will help with the integration of our businesses

•                  The combined firm will have everything needed to be one of the best known business brands in the world

•                  Upon the completion of the transaction, the new Aon Hewitt will surpass our competitors in size and greatly improve our ability to compete internationally

•                  Bottom line, this combination will move Aon into a premier position in all of its business lines - #1 in risk solutions, #1 in reinsurance, and now #1 in human capital solutions

What does this mean for our colleagues?

•                  The new Aon Hewitt represents an opportunity to help shape the next generation of our firm, and to create the finest benefits, HR solutions and outsourcing firm in the world.  Every colleague can take pride in being part of the HR solutions and outsourcing firm with the largest geographic reach, the strongest brand, and the best delivery capability.  Aon will also be one of the largest professional services firms in the world.

•                  This combination also represents:

•                  Expanded career and professional development opportunities in HR solutions, benefits administration and human resource business process outsourcing

•                  Better scale to develop and deliver world class professional development programs

•                  New and broader career options within a larger firm, across all units and geographies

•                  Access to a larger set of experts to deliver services to our clients

•                  Access to more clients through shared client base

•                  We understand that you want to know what this means for you personally and for your part of the business.  Answers to many of these answers simply won’t be available until the deal has officially closed, which is expected to occur in November. That is because there are strict securities, antitrust and other regulations about the types of conversations and decisions we can make until the stockholders have approved the transaction.

•                  The objective of this combination is to accelerate top-line growth. The retention and engagement of our client-facing and operations teams are critical to our ongoing success. Ultimately, this will create new and broader career development opportunities for many colleagues.

•                  We understand that combining two organizations creates uncertainty. While we don’t have all the answers today, we have already begun to define the process we will use to map out our capabilities and determine the right organizational structure for the combined organization. We are fully committed to working through a structured and rapid process to name the new leadership team and our go-to-market plan by practice and geography.

•                  As with any deal of this magnitude, there will be a plan to take out redundant costs to make the combined organization more efficient. As you would expect, these efforts will be focused in areas like real estate, infrastructure costs, and overlapping leadership and corporate services functions. None of these decisions can be made until we have officially closed the transaction and Aon Hewitt is operating as one company. It is inevitable that there will be some job losses, but we will handle these situations with fairness and respect for those associates.

Why is this good for our clients?

•                  We will now be able to offer our clients a world of resources — rich in innovation — to meet the full spectrum of both their human capital and risk needs. Hewitt is an Industry-leader in the Global Large Corporate segment and the market leader HR Business Process Outsourcing provider. Also, Hewitt clients will benefit from Aon world leading technology, analytics capabilities through GRIP, Greater Insights tools, deeper footprint in Healthcare brokerage and access to brands like McLagan and Radford.

•                  The combined organization will have a deeper global team with capability to operate in 120 countries

•                  The combined cash flow of both organizations will lead to incremental investments in innovative services. We will be in an even stronger position to invest in the business and more committed than ever to maintain our market leading position.

•                  Everything starts with taking care of clients extremely well — a value that both Aon and Hewitt share.  Clients can still expect the same top notch service from their existing client team with access to broader subject matter experts because the businesses really do complement each other.

•                  Both management teams have a strong integration track record, so we expect a very smooth transition.

What can we expect next?

•                  To complete the transaction we need to prepare and file a joint proxy statement/prospectus with the SEC and receive approvals from stockholders and regulators. We expect it will take until November to officially close the deal. During that time there are very strict rules about what we can and cannot do together. This means that some key decisions will not be made for some time.

•                  Until the transaction is closed, we will continue to operate as separate companies and compete vigorously against each other when we encounter each other in a sales situation. During this time, it is important that we do not collaborate or conduct business together or share any client or other competitively sensitive information.

•                  An integration / transition team will begin to work through the many decisions we need to make to smoothly integrate the business on all levels, including: people, culture, technology, solutions, real estate, sales & account management, marketing, finance, etc.

•                  There will be town halls scheduled at several offices globally in the next few weeks to share the excitement and answer questions

•                  We know this is a big change and a lot to absorb. Nothing is happening immediately, so you will have some time to learn more and understand how this will affect you and your team.

What should I do next?

•                  Stay very close to your clients. Our competitors will be anxious to convince them that we are distracted. Let’s prove them wrong.

•                  Don’t stop selling. This combination strengthens Aon and Hewitt in many ways and our clients will reap the benefits.

•                  Take time to learn more about Hewitt. This is an exciting company with great leadership and a clear vision for our future.

•                  Ask questions of your manager, other leaders and through the mailbox so that you can remove some of the uncertainty.

•                  Continue your focus on serving our clients exceptionally well.

•                  Do not share with, or obtain from, Hewitt any non-public or competitively sensitive information.

In closing, we would like to reiterate our enthusiasm in Aon Hewitt. This is truly a unique opportunity for both firms. Please stay tuned for updates.

KEY FAQ’s

How does the merger affect our strategy for Aon United?

The opportunities to unite our firm as a result of this merger are enormous. This merger will strengthen our ability to bring solutions from any part of our business to all other parts of our business. It will make our human resource consulting and outsourcing business more attractive to our ARS and Aon Benfield colleagues for cross-selling purposes. For example, we will be able to leverage Hewitt’ industry-leading benefits administration, HRO and consulting capabilities to our ARS clients, as well as their large client base, to drive increased revenues for ARS.

Is Hewitt a publicly traded company?

Yes. Hewitt went public on June 27, 2002. Their stock trades on the NYSE under the stock symbol HEW. You can visit www.hewittassociates.com to learn more about this great company.

What is its mission statement?

Hewitt’ mission is making the world a better place to work. It has four pillars of shared purpose that guide its decisions and actions:

•                  Keep clients first

•                  Create a rewarding work experience

•                  Grow with intention

•                  Get lean

What are the market factors that drive its growth?

Hewitt commonly refers to three market factors that drive its growth:

•                  Pressure on clients to reduce costs

•                  Need for clients to improve flexibility and focus on their core business

•                  Challenge of managing compliance risks and satisfying changing regulations

How are Hewitt services similar or different to Aon?  What is the difference between Hewitt Benefits Admin and HR BPO business?

Hewitt offers services in 3 areas — consulting, benefits outsourcing and HR Business Process Outsourcing.  In consulting, the offering is primarily based around healthcare, retirement and financial management, talent, and communication consulting services. Both Aon and Hewitt have solid offerings in this space with over $1.3 billion and $1.0 billion in revenues respectively. Aon is strong with mid market (<2,500 employees) clients and Hewitt has a strong large market client base.

Benefits Outsourcing includes defined benefits administration, defined contribution administration and health and welfare administration. Hewitt has a strong presence in this area with $1.5 billion in revenues. Aon has a specialized practice with over $200 million in revenues.

HR BPO (Business Process Outsourcing) — is defined as outsourcing services that include HR functions such as benefits, payroll, workforce administration, and other HR services. Hewitt is the market leader in this space with $480 million in revenues. Aon does not have an offering in this area.

Does Hewitt have a global presence?

Yes, Hewitt operates in more than 30 countries with 110 offices across the globe. However, about 75% of its revenues come from within the U.S.

How does this transaction affect future investments / acquisitions?

The merger will strengthen our client serving capabilities around the globe, while generating strong cash flow for continued investment in long-term growth opportunities.

Who will lead the integration process?

An integration team led by Greg Besio (chief administrative officer, Aon) will begin planning for a strong transition.  The team is comprised of leaders across Aon and Hewitt and includes: Kristi Savacool (senior vice president, Hewitt Large Markets Benefits Outsourcing), Jim Konieczny (president, Hewitt HR Business Process Outsourcing), Yvan Legris (president, Hewitt Consulting) and Kathryn Hayley (co-chief executive officer, Aon Consulting).

How will staffing at various levels throughout the combined firm be determined?

Following the close of the transaction, we intend to operate the combined business globally under the Aon Hewitt brand. Given the complementary nature of our companies and the talented teams at Aon and Hewitt, we anticipate a smooth integration of the two companies. We will continue to communicate to you as decisions are made.

How do we handle common clients?

Until the transaction is closed, Aon and Hewitt will continue to operate as two separate businesses, and compete vigorously against each other. Clients will be serviced in the same manner as in the past. Clients should continue to choose their consultant based on the value they believe is offered by Aon or Hewitt in any RFP process. The two businesses will not conduct business together or share client information until the closing is completed.

Who should clients call for service issues?

Until the transaction is closed, clients should continue to follow their current processes to request service from Aon or Hewitt. After the closing is completed, we intend to present consistent and integrated service to all of our clients. More details about post-closing service will be available to clients as we progress through the closing of the merger.

How will this merger benefit Aon’ relationship with clients?

The Hewitt business is renowned in the industry for its commitment to excellent client service, creating a rewarding experience for its associates, and for operational excellence, which are the same values as Aon. As part of Aon, Hewitt can continue to build upon on these strengths and create an unparalleled consulting and outsourcing franchise with global reach, diverse product and solutions capability and world-class colleagues to effectively serve the ever-evolving needs of clients.

Will there be any layoffs as a result of the merger?

In the coming weeks and months we will be reviewing the combined company’s workforce so that we can best align our resources with the new size and scope of our combined business and continue to best serve our clients and markets. As in any transaction, there inevitably will be some redundancies identified, and any such changes or redundancies will be based on a fair and reasonable approach.

Will the reporting structure change?

We will review the reporting structure of the combined business to ensure that we are best organized for growth and success. As such, changes may occur and if so, we will communicate more details with you as we have them.

Will there be any changes in Aon’ benefits and compensation?

We do not expect any near term changes to Aon’s benefits and compensation as a result of the transaction. Aon remains committed to providing a competitive compensation and benefits package for all colleagues that will allow us to attract and retain the talent needed to drive the firm forward successfully.

How long before the merger closes? What approvals are required?

We expect to close the transaction in November. We must prepare and file a joint proxy statement / prospectus with the SEC and receive approvals from U.S. and international regulators, as well as from Aon and Hewitt stockholders before the merger can be completed.

What are the implications to Aon’ stock price?

We should not focus on the stock price as it will go up and down over time.  Our focus should be on delivering distinctive value for clients.  If we accomplish this, our clients, our associates and our stockholders will be rewarded over the long-term.

What can colleagues expect in the interim?

Until the transaction closes, Aon and Hewitt will remain as two separate companies and it will be business as usual. Colleagues should continue to focus their efforts on serving the needs of our clients. Updates will be provided as the approval process progresses.

Where can colleagues obtain additional information?

We will continue to keep colleagues informed on a timely basis throughout the approval process. Updates also will be available on the Aon KE at www.aon.com/aonhewittannouncement.

What if I am asked to comment on the merger by a member of the media or analyst community?

Aon colleagues should not under any circumstances make comments to any members of the media or industry/financial analysts. Please direct any media inquiries to David Prosperi, Vice President, Global Public Relations, at 312-381-2485. All financial or investor inquiries should be directed to Scott Malchow, Vice President of Investor Relations at 312-381-3983.  Additional questions should be directed to Phil Clement, Chief Marketing Officer, at 312-381-2467.

Safe Harbor Statement

This communication contains certain statements related to future results, or states our intentions, beliefs and expectations or predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors. Potential factors that could impact results include: the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of stockholders of Hewitt Associates, Inc. (“Hewitt”) to approve the proposed merger; the failure of the stockholders of Aon Corporation (“Aon”) to approve the issuance of Aon common stock to Hewitt stockholders; the risk that the Aon and Hewitt businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; general economic conditions in different countries in which Aon and Hewitt do business around the world; changes in global equity and fixed income markets that could affect the return on invested assets; fluctuations in exchange and interest rates that could influence revenue and expense; rating agency actions that could affect Aon’s ability to borrow funds; funding of Aon’s various pension plans; changes in the competitive environment; changes in commercial property and casualty markets and commercial premium rates that could impact revenues; the outcome of inquiries from regulators and investigations related to compliance with the U.S. Foreign Corrupt Practices Act and non-U.S. anti-corruption laws; the impact of investigations brought by U.S. state attorneys general, U.S. state insurance regulators, U.S. federal prosecutors, U.S. federal regulators, and regulatory authorities in the U.K. and other countries; the impact of class actions and individual lawsuits including client class actions, securities class actions, derivative actions and ERISA class actions; the cost of resolution of other contingent liabilities and loss contingencies; and the ability to realize the anticipated benefits to Aon of the Benfield merger.  Further information concerning Aon, Hewitt, and their business, including factors that potentially could materially affect Aon’s and Hewitt’s financial results, is contained in Aon’s and Hewitt’s filings with the Securities and Exchange Commission (the “SEC”).  See Aon’s and Hewitt’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2009 and September 30, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Aon nor Hewitt undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy our securities or the solicitation of any vote or approval.  This communication is being made in respect of the proposed transaction involving Aon and Hewitt.  In connection with the proposed transaction, Aon and Hewitt will be filing documents with the SEC, including the filing by Aon of a registration statement on Form S-4, and Aon and Hewitt intend to mail a joint proxy statement regarding the proposed merger to their respective stockholders that will also constitute a prospectus of Aon. Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed by either Aon or Hewitt with the SEC when they become available because they will contain important information about the proposed transaction.  You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” and from Aon by directing a request to Aon at Aon Corporation, 200 E. Randolph Street, Chicago, Illinois 60601, Attention: Investor Relations, and by accessing Hewitt’s website at www.hewitt.com under the heading “Investor Relations” and then under the link “Reports & SEC Filings” and from Hewitt by directing a request to Hewitt at Hewitt Associates, Inc., 100 Half Day Road, Lincolnshire, Illinois 60069, Attention: Investor Relations.

Aon and Hewitt and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Aon’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2010. You can find information about Hewitt’s directors and executive officers in its definitive proxy statement filed with the SEC on December 16, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Aon and Hewitt using the contact information above.